The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8700 www.thomson.com News Release

Investor Contact:                                                                                                                   Media Contact:

Brian Martin                                                                                                                            Jason Stewart

Senior Vice President, Corporate Affairs                                                                            Director, Public Relations

(203) 539-8330                                                                                                                          (203) 539-8339

brian.martin@thomson.com                                                                                                 jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION HOLDS 2004 ANNUAL MEETING OF SHAREHOLDERS

STAMFORD, Conn. and TORONTO, May 5, 2004 - The Thomson Corporation (NYSE:TOC; TSX:TOC) held its annual meeting of shareholders today in Toronto.  At the meeting, David K.R. Thomson, chairman of Thomson, and Richard J. Harrington, president and chief executive officer of Thomson, spoke with shareholders about the Corporation's accomplishments in 2003 and growth strategy going forward.

Commenting on the year, Mr. Thomson said, "In 2003 Thomson further secured its leadership position in each market.  Our employees are absolutely dedicated to the development of new products and markets."

 "We have the resources to execute our strategies and deliver attractive returns to shareholders," Mr. Thomson added.

Mr. Harrington spoke of the Corporation's success in 2003 despite the impact of continued difficult market conditions.

"We believe that Thomson is in the right markets and has the right strategy to achieve long-term growth.  We are evolving our businesses to meet the rapidly changing needs of those markets.  Our strategy enabled us to deliver solid results last year, despite the fact that 2003 was a challenging year for some of our markets.

"We are confident that the markets we serve have excellent long-term growth potential.  Our high-quality products, respected brands, innovative technology, superior execution, and most important, our people, will enable Thomson to capture a growing share of those markets. Thomson has become a world leader in information services.  We are very well positioned to succeed as the global demand for information expands and evolves," Mr. Harrington continued.

At today's meeting, Thomson shareholders elected 16 directors to the board and re-appointed PricewaterhouseCoopers LLP as the Corporation's auditors.

The full text of comments from Messrs. Thomson and Harrington are provided as attachments to this press release.

Thomson Holds Annual Meeting of Shareholders

May 5, 2004

The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements include, but are not limited to, statements regarding the Corporation's outlook, prospects, growth plans, focus and strategy, and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet.  Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual report on Form 40-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Holds Annual Meeting of Shareholders

May 5, 2004

David K.R. Thomson

Chairman

Remarks from The Thomson Corporation Annual Meeting

At the Annual Meeting of Shareholders of The Thomson Corporation held at Roy Thomson Hall in Toronto on Wednesday, May 5, 2004, David K.R. Thomson, Chairman, remarked:

Ladies and gentlemen, in a few minutes our President and CEO, Dick Harrington, will comment on Thomson's operations. Before he speaks, I would like to use the occasion of my second anniversary as Chairman to offer a few personal observations on how the Company has progressed over the past year.  And I would also like to say how pleased and proud I am that my father continues his active involvement as a director, and most important - as a friend.

Thomson is a global leader in the information services industry.  Doctors, lawyers, researchers, financial advisors - rely upon us for vital information that allows them to make better decisions.

All of us have experienced the explosion of information in our present world.  Online information is said to double every six months.  The technology available to search, compile and bundle data has also expanded.  Individuals in these knowledge areas are expected to access information swiftly and make decisions.  The acceleration of all the above presents Thomson with remarkable opportunities.

Our business is to combine information, technology and specialized software applications into information solutions that enable our customers to be more productive and successful.  We transform information into value.

In 2003 Thomson further secured its leadership position in each market.  Our employees are absolutely dedicated to the development of new products and markets.  Thomson's entrepreneurial culture permits our people to draw close to our customers - where we can understand and address their needs.

Our board of directors and management team are encouraged by the renewed strength in certain sectors of the economy.  Our first quarter results for this year are a validation of our strategy and our people remain inspired. Thomson is justly proud of its human capital and with each year we place more time and resources towards its development.  We have the resources to execute our strategies and deliver attractive returns to shareholders.

2003 was a year of self-examination on governance issues for most public companies.  And so it was with Thomson.  The board of directors continued with a thorough review of our governance practices and further improved them.  As majority shareholder, corporate governance has always been one of our primary areas of focus.

I, personally, have been energized by the activity throughout our businesses over the past year.  I am extremely enthused by the opportunities for The Thomson Corporation in 2004 and beyond.  And now, I would like to invite Dick Harrington to comment on our operations.

Following his remarks there will be an opportunity to ask questions of Dick and of me.

Thomson Holds Annual Meeting of Shareholders

May 5, 2004

Richard J. Harrington

President and Chief Executive Officer

Remarks from The Thomson Corporation Annual Meeting

At the Annual Meeting of Shareholders of The Thomson Corporation held at Roy Thomson Hall in Toronto on Wednesday, May 5, 2004, Richard J. Harrington, remarked:

Good afternoon.  I am very pleased to have this opportunity to speak with you today.  As David said, I will comment on Thomson's operations and give you an overview of our recent financial results.

To provide context, I would first like to say a few words about the evolution of the Thomson strategy and our markets.  As you know, over the past several years Thomson has successfully undergone a major transformation.  We have moved from a focus on print publications and dependence on advertising revenues to today's Thomson where more than half of our revenues are generated by electronic products and services.  Most of our revenues are now either subscription-based or highly repeatable sales, which ensures a stable, dependable flow of revenues.  As David explained, our strategy is to combine information and software tools into solutions that help our customers succeed.  That strategy is paying off.

Today our fastest revenue growth comes from online products, software and services, as the demand for what we call "integrated information solutions" grows across our markets.  Technology advances enable us to deliver the information our customers need wherever and whenever they want it.  We deliver our products and services through a variety of devices, from computer workstations to wireless electronic devices you can hold in your hand.  The Internet makes it possible to reach our customers anywhere in the world and to respond to their needs instantaneously.  Today, financial advisors can get the Thomson information they need at their desktops, lawyers can do the same in the courtroom and physicians can access critical drug information at their patients' bedsides.

We have chosen to compete in markets that are large and global, and where information is critical to our customers' success.  Our four market groups are focused on legal and regulatory, higher education and lifelong learning, financial services, and scientific and healthcare information.

In the legal market, we continue to build on the leading position of our Westlaw brand to develop new products and services that drive growth.  In addition to providing information that attorneys rely on from law school throughout their professional careers, we now help attorneys manage their practices effectively.  We offer a broad range of software tools that help law firms manage cases, maintain accurate billing records, and attract new clients.  Our revenues from practice management products are growing at double-digit rates.

Thomson Holds Annual Meeting of Shareholders

May 5, 2004

At Thomson Learning, we are evolving from traditional textbook publishing to an approach that blends books, online teaching and software tools.  The textbook remains the foundation of the higher education market, but increasingly, faculty and students are also using online teaching aids.  We are uniquely positioned to supplement our major textbooks with electronic teaching aids, such as interactive information resources, to help students achieve their learning goals.  Moreover, our leading position in online training and testing enables us to capitalize on the fact that education and training are becoming lifelong pursuits.

At Thomson Financial, we have evolved from offering numerous stand-alone products to providing integrated information solutions.  Our Thomson ONE product suite combines a broad range of financial information, market data and software tools, and tailors this information to the specific needs of investment bankers, traders, advisors and analysts.  We launched Thomson ONE in 2003 and we have installed 60,000 workstations already.  In the first quarter of this year, we signed a five-year $200 million contract with Wachovia Securities to add 19,000 Thomson ONE users.

Thomson Scientific and Healthcare remains on the cutting edge of its markets.  The scientific community represents a truly global market.  Thomson was one of the first companies to develop electronic information products that effectively and efficiently reach scientific researchers around the world.  In addition, healthcare professionals are seeking instant access to the information they need to deliver and manage care.  For example, thousands of doctors now access our drug information products using handheld electronic devices while they are making hospital rounds or making life-and-death decisions in the emergency room.  Thomson delivers the critical information they need at the point of care.

We believe that Thomson is in the right markets and has the right strategy to achieve long-term growth.  We are evolving our businesses to meet the rapidly changing needs of those markets.  Our strategy enabled us to deliver solid results last year, despite the fact that 2003 was a challenging year for some of our markets.  As everyone knows, the financial services market has been very weak the past couple of years.  In addition, demand for technology training and testing was low in 2003 and cutbacks in government budgets led to reduced spending by libraries and schools.  Despite these challenging markets, our underlying earnings per share, after adjusting for one-time items and discontinued operations, increased 9%.  Revenues grew 2%, to $7.6 billion.  And we generated nearly a billion dollars in free cash flow last year.

As you know, 2004 is off to a very solid start.  Last week we announced financial results for the first quarter of 2004, and I would like to touch briefly on some important highlights.

Thomson Legal and Regulatory had a very strong quarter, achieving revenue growth of 15%.  Led by Westlaw and Checkpoint, online products, software and services continued to drive the top line.  Westlaw had its highest quarterly growth in over two years in the United States and grew over 20% internationally.  We are also seeing growth in trademark search revenues.  Trademark search revenues are often a leading indicator for the rest of our Legal and Regulatory business.

Thomson Holds Annual Meeting of Shareholders

May 5, 2004

Growth accelerated also at Thomson Learning, which grew revenues 7% in the first quarter.  There were increases in all major segments of our Learning business, particularly in international sales and in our library reference operations.  In fact, our library reference business posted its first quarterly sales increase in over a year.

Thomson Financial announced its first revenue increase since 2001 and we are confident that full-year revenues will be up as well.  We are seeing signs of a recovery in the North American financial services market, and reception for our Thomson ONE suite of products continues to be excellent.

Revenues at Scientific and Healthcare increased as well, up 5% in the first quarter.

Overall revenues for Thomson rose 9% in the first quarter of this year, thanks to strong core growth, acquisitions and favorable currency translation.  Our underlying earnings were $0.04 per share for the quarter versus a loss of $0.04 per share we reported a year ago.  It is important to remember that due to the seasonal nature of parts of our business, the first quarter of the year is historically the smallest quarter for Thomson.  That said, I am encouraged by the improved operating performance across all our businesses.

Going forward, we will continue to build and enhance our integrated information solutions to make sure that they always meet or exceed our customers' expectations.  We are refining our front-end customer strategy, both to identify new customers and to target products and services for sub-segments of our markets.

Our innovative technology allows us to combine content and software from different Thomson businesses to meet customers' needs more comprehensively than our competitors can.  For example, we are developing a new suite of online research products for the pharmaceutical industry.  Thomson PHARMA pulls from a wide range of databases across Thomson, as well as from third parties, to deliver information that is both comprehensive and tailored for researchers at every stage of the drug development process.  And we are testing a new offering called Thomson ONE Legal, which combines rich content from Thomson Financial with our market-leading Westlaw research products.

We will continue to pursue international growth, building on recent successes like Westlaw's global expansion.  We will continue to make acquisitions that have strong content or technology assets, which we can leverage in our existing operations to expand our market position.  We have already made some important acquisitions this year, particularly at Thomson Financial.  We just announced the acquisition of TradeWeb, which will give us a good foothold in the fixed income market, and Starquote, which will give us a much stronger presence in the Canadian retail equities market.

Importantly, we will continue to execute with excellence.  Thomson has demonstrated that it can deliver solid results, even in difficult economic times.

Thomson Holds Annual Meeting of Shareholders

May 5, 2004

In summary, we are confident that the markets we serve have excellent long-term growth potential.  Our high-quality products, respected brands, innovative technology, superior execution, and most important, our people, will enable Thomson to capture a growing share of those markets.

Thomson has become a world leader in information services.  We are very well positioned to succeed as the global demand for information expands and evolves.

Thank you for your investment in Thomson, and for your participation in today's shareholder meeting.